
March 25, 2013

Via E-mail
Mr. Martin P. Connor
Chief Financial Officer
Toll Brothers, Inc.
250 Gibraltar Road
Horsham, PA 19044

> **Re: Toll Brothers, Inc.**
> **Form 10-K**
> **Filed December 28, 2012**
> **File No. 1-9186**

Dear Mr. Connor:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended October 31, 2012

Management's Discussion and Analysis, page 22

1. In future filings, where you disclose the $487.2 million net income reported in fiscal 2012, please disclose and quantify the reversal of your deferred tax asset valuation allowances. For example, your summary financial data should include an appropriate footnote.

Off-Balance Sheet Arrangements, page 30

2. In our letter dated February 24, 2012, we asked you to, among other things, expand the disclosure in MD&A and the footnotes to provide the specific facts and circumstances surrounding the $40.9 million aggregate impairment in your joint ventures within the

South and West segments and to disclose the other clarifying information provided in your response dated February 17, 2012. In your letter also dated February 24, 2012, you said "In future filings, we will expand our disclosures related to both comments in your February 24 letter, and we will include the changes outlined in our February 17 response to your February 14 letter." Please explain how you have addressed this matter in your 2012 Form 10-K. The one-sentence disclosure on page F-17 that the impairments were attributable to the investment in South Edge LLC does not appear to adequately address our concern that a reader cannot understand the current factors influencing the markets in which you conduct your business absent this expanded clarifying information. We also note no specific information regarding the $14.7 million inventory impairment, which is material to fiscal 2012 pre-tax income.

19. Supplemental Guarantor Information, page F-45

3. Please tell us why there is no adjustment in the Parent's operating cash flow reconciliation to back out the $112,981 (page F-48) equity income from consolidated subsidiaries since it appears the Parent did not actually receive this amount in cash given that none of the three subsidiary columns present a dividend paid to the Parent in 2012. If this amount is included in the $127,150 adjustment (page F-50), please clarify whether this item includes lending activities. If so, please present: i) any intercompany assets/liabilities in a separate line item; ii) any intercompany receivables as assets; and iii) any intercompany payables as liabilities. In this last regard, the Guarantor Subsidiaries $(1,173,254) asset account should be presented as a liability since it presumably constitutes a liability. Additionally, please present the Rule 3-10 financial statements at the level of detail required by Rule 3-10(i)(1) of Regulation S-X. In this regard, please identify the $116,835 "Other income – net" item in the Subsidiary Issuer Statement of Operations. Please provide us a revised draft of your Rule 3-10 data assuming you have made the foregoing changes. Lastly, explain in detail how you concluded that any intercompany receivables are valid assets, instead of capital transactions, and if they are assets, please describe the nature of the transactions that primarily generated the receivables/payables, and support the quantification of the components of receivables/payable by the related contracts outlining repayment terms, interest rates, collateral, etc.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenn Do at (202) 551-3743, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief